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Exhibit 12.2

Northwest Airlines Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK REQUIREMENTS
(Dollars in millions)

	Year ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Income (loss) before income taxes	$218	$(1,220)	$(670)	$435	$487
Less: Income (loss) from less than 50% owned investees	18	37	(5)	92	86
Add:
Rent expense representative of interest (1)	253	247	237	229	199
Interest expense net of capitalized interest	441	385	326	316	348
Interest of preferred security holder	25	25	25	27	27
Amortization of debt discount and expense	24	17	14	11	15
Amortization of interest capitalized	10	5	4	4	4

Adjusted earnings	$953	$(578)	$(59)	$930	$994

Fixed charges and preferred stock requirements:
Rent expense representative of interest (1)	$253	$247	$237	$229	$199
Interest expense net of capitalized interest	441	385	326	316	348
Preferred stock requirements	12	1	1	1	1
Interest of preferred security holder	25	25	25	27	27
Amortization of debt discount and expense	24	17	14	11	15
Capitalized interest	10	25	29	23	16

Fixed charges and preferred stock requirements	$765	$700	$632	$607	$606

Ratio of earnings to fixed charges and preferred stock requirements	1.25	— (2)	— (2)	1.53	1.64

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges by $1.28 billion and $691 million for the years ended December 31, 2002 and 2001, respectively.

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Northwest Airlines Corporation COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS (Dollars in millions)